UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	ICL’s Corporate Responsibility Report for 2018

Item 1

ICL’s Corporate Responsibility Report for 2018

The Company’s corporate responsibility web-report for 2018 (the “2018 ICL CSR Report”) has been released and can be found in the following link: http://icl-group-sustainability.com/. The on-line report includes over 130 topic-specific web pages to provide the Company’s diverse stakeholders with easy access to their choice of interest. The report also includes interactive features, including short films and dynamic data charts.

The 2018 ICL CSR Report contains, among other things, the following information:

•	Comprehensive information of the Company’s practices and performance in all sustainability fields, such as: Environment[1], Safety[2], Ethics[3], Employment[4], Sustainable Solutions[5], Responsible Procurement[6] and Community Engagement[7].

•	Useful one-page summaries of KPI’s and Trends[8], and Goals and Progress[9].

•	The Company’s contribution to the present and future of humankind through the UN’s sustainable development goals[10]: Zero Hunger[11], Clean Water[12], Decent Work[13], Responsible Consumption[14], and others.

•	Site-specific environmental success stories regarding Energy[15], Water[16], Waste[17] and Air emissions[18].

•	The Company as an Employer of Choice[19]: new quantitative and verbal data on Fair Employment Practices[20], including employee Training and Development[21], Welfare and Well-Being[22], and promoting Diversity and Gender equality[23].

____________________

1 http://icl-group-sustainability.com/reports/environmental-performance/

2 http://icl-group-sustainability.com/reports/health-safety/

3 http://icl-group-sustainability.com/reports/business-ethics/

4 http://icl-group-sustainability.com/reports/fair-responsible-employment/

5 http://icl-group-sustainability.com/reports/sustainable-solutions/

6 http://icl-group-sustainability.com/reports/our-business/sustainable-procurement/

7 http://icl-group-sustainability.com/reports/engaging-our-communities/

8 http://icl-group-sustainability.com/reports/kpis-trends-insights/

9 http://icl-group-sustainability.com/reports/goals-performance/

10 http://icl-group-sustainability.com/reports/aligning-with-the-uns-sustainable-development-goals/

11 http://icl-group-sustainability.com/reports/?sdg=2

12 http://icl-group-sustainability.com/reports/?sdg=6

13 http://icl-group-sustainability.com/reports/?sdg=8

14 http://icl-group-sustainability.com/reports/?sdg=12

15 http://icl-group-sustainability.com/reports/success-stories-energy/

16 http://icl-group-sustainability.com/reports/success-stories-water-wastewater/

17 http://icl-group-sustainability.com/reports/waste-success-stories/

18 http://icl-group-sustainability.com/reports/success-stories-air/

19 http://icl-group-sustainability.com/reports/fair-responsible-employment/employer-of-choice/

20 http://icl-group-sustainability.com/reports/fair-responsible-employment/

21 http://icl-group-sustainability.com/reports/fair-responsible-employment/

22 http://icl-group-sustainability.com/reports/fair-responsible-employment/employee-welfare/

23 http://icl-group-sustainability.com/reports/hiring-the-best/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: August 1, 2019